PROSPECTUS

                              POSITRON CORPORATION
                                78,732,990 SHARES
                                  COMMON STOCK

     The selling stockholders identified in this prospectus are offering 78,732,990 shares of common stock, 27,560,000 of which underlie warrants to purchase common stock and of which as of November 10, 2000 only 3,000,000 shares of common stock had been acquired by exercise of such warrants. All these securities are being registered for resale only. Positron will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Positron's common stock is traded on the over-the-counter securities market ("pink sheets"), and quoted on the NASD's Electronic Bulletin Board under the symbol "POSC.OB" As of November 20, 2000, the last reported sales price for the common stock on the Electronic Bulletin Board was $0.375 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 21, 2000

                                                            Relates to Form SB-2
                                                     Registration No.  333-30316
                                              Filed under Rule 424(b)(3) and (c)

                SUPPLEMENT TO PROSPECTUS OF POSITRON CORPORATION

     The following information supplements the prospectus, dated February 25, 2000, and as supplemented on April 28, 2000, May 16, 2000 and August 10, 2000, of Positron Corporation related to 78,732,990 shares of its common stock. This further supplement should be read in conjunction with the prospectus and prior supplements.

     The following information was included in our quarterly report on Form 10-QSB for the three months ended September 30, 2000, as filed with the Securities and Exchange Commission on November 14, 2000.

                THE DATE OF THIS SUPPLEMENT IS NOVEMBER 21, 2000



UNAUDITED  FINANCIAL  INFORMATION

     The financial data presented below for the three months and nine months ended, and as of, September 30, 2000 are derived from our unaudited financial statements. Such unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for the three months and nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2000. The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in the prospectus.

                              POSITRON CORPORATION
                                TABLE OF CONTENTS
              FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2000
PART I - FINANCIAL INFORMATION                                                      PAGE
                                                                                    ----
Item 1.  Condensed Financial Statements

     Condensed Balance Sheets as of September 30, 2000 and December 31, 1999           4

     Condensed Statements of Operations for the three months and nine months ended
           September 30, 2000 and 1999                                                 5

     Condensed Statement of Stockholders' Equity for the nine months ended
            September 30, 2000                                                         6

     Condensed Statements of Cash Flows for the nine months ended
           September 30, 2000 and 1999                                                 7

     Selected Notes to Condensed Financial Statements                                  8

Item 2.  Management's Discussion and Analysis of Financial Condition and
             Results of Operation                                                     10

Signature Page                                                                        12


================================================================================

FORM 10-QSB                                                   SEPTEMBER 30, 2000
================================================================================

                                              POSITRON CORPORATION
                                                 BALANCE SHEETS
                                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       September 30, 2000    December 31, 1999
                                                                           (Unaudited)             (Note)
                                                                     ---------------------  --------------------
ASSETS
------
Current assets:
  Cash and cash equivalents                                           $              3,908   $            7,180
  Accounts receivable, net                                                             964                  101
  Inventories                                                                        2,528                  683
  Prepaid expenses                                                                      11                  108
  Other current assets                                                                 365                  150
                                                                      ---------------------  -------------------
          Total current assets                                                       7,776                8,222

Plant and equipment, net                                                               353                  110
                                                                      ---------------------  ------------------
          Total assets                                                $              8,129   $            8,332
                                                                      =====================  ===================
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
   Accounts payable, trade and accrued liabilities                    $              1,989   $            3,766
   Unearned revenue                                                                     89                  168
   Current portion of capital lease obligation                                          35                   --
                                                                      ---------------------  -------------------
          Total current liabilities                                                  2,113                3,934

Capital lease obligation                                                                82                   --
Other liabilities                                                                       28                   45
                                                                      ---------------------  -------------------
          Total liabilities                                                          2,223                3,979
                                                                      ---------------------  -------------------

Stockholders' equity:
Series A Preferred Stock:  $1.00 par value;  8% cumulative,
    convertible, redeemable;  5,450,000 shares authorized;
    547,619 and 980,942 shares issued and outstanding at
    September 30, 2000 and December 30, 1999, respectively.                            548                  981
Common Stock:  $0.01 par value; 100,000,000 shares authorized;
    58,518,500 and 57,534,710 shares issued and 58,458,344 and
    57,474,554 shares outstanding at September 30, 2000 and
    December 31, 1999, respectively.                                                   585                  575
Additional paid-in capital                                                          54,674               53,917
Unissued Common Stock                                                                  150                   --
Subscription receivable                                                                (30)                 (30)
Accumulated deficit                                                                (50,006)             (51,075)
Treasury Stock:  60,156 shares at cost                                                 (15)                 (15)
                                                                      ---------------------  -------------------
           Total stockholders' equity                                                5,906                4,353
                                                                      ---------------------  -------------------

                          Total liabilities and stockholders' equity  $              8,129   $            8,332
                                                                      =====================  ===================


Note: The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but  does  not include all of the information and footnotes required by generally accepted accounting principles for  complete  financial  statements.  See  accompanying  notes.


================================================================================

FORM 10-QSB                                                   SEPTEMBER 30, 2000
================================================================================

                                                      POSITRON CORPORATION
                                               UNAUDITED STATEMENTS OF OPERATIONS
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        Three Months Ended              Nine Months Ended
                                               --------------------------------  --------------------------------
                                                Sept 30, 2000    Sept 30, 1999    Sept 30, 2000    Sept 30, 1999
                                               ---------------  ---------------  ---------------  ---------------
Revenue:
    System sales                               $        3,000   $           --   $        5,000   $           --
    Upgrades                                               13               --               13              137
    Service and component                                 372              385            1,082            1,088
                                               ---------------  ---------------  -- ------------  ---------------

       Total revenue                                    3,385              385            6,095            1,225
                                               ---------------  ---------------  - -------------  ---------------

Costs of sales and services:
    System sales                                        2,792               --            4,119               --
    Upgrades                                                6               --                6               48
    Service and component                                 154              171              425              418
                                               ---------------  ---------------  ---------------  ---------------

       Total costs of sales and services                2,952              171            4,550              466
                                               ---------------  ---------------  ---------------  ---------------

        Gross profit                                      433              214            1,545              759
                                               ---------------  ---------------  ---------------  ---------------

Operating expenses:
    Research and development                              145              140              762              269
    Selling and marketing                                 219               60              737               60
    General and administrative                            561              184            1,156              420
                                               ---------------  ---------------  ---------------  ---------------

        Total operating expenses                          925              384            2,655              749
                                               ---------------  ---------------  ---------------  ---------------

             Income (loss) from operations               (492)            (170)          (1,110)              10

Other income (expense)
    Interest expense                                       --               --               --             (100)
    Interest income                                        66               55              215               55
    Gain on reversal of warranty reserve                1,192               --            1,192               --
    Bad debt recovery                                     580               --              580               --
                                               ---------------  ---------------  ---------------  ---------------

         Total other income (expense)                   1,838               55            1,987              (45)
                                               ---------------  ---------------  ---------------  ---------------

Income (loss) before extraordinary gain                 1,346             (115)             877              (35)

Extraordinary gain on extinguishment of debt              192              143              192              143
                                               ---------------  ---------------  ---------------  ---------------

Net income                                     $        1,538   $           28   $        1,069   $          108
                                               ===============  ===============  ===============  ===============

Basic income per common share
      Before extraordinary item                $         0.02   $         0.00   $         0.02   $         0.00
      Extraordinary item                                 0.00             0.00             0.00             0.00
                                               ---------------  ---------------  ---------------  ---------------

             Net income per common share       $         0.02   $         0.00   $         0.02   $         0.00
                                               ===============  ===============  ===============  ===============

Diluted income per common share
     Before extraordinary item                 $         0.02   $         0.00   $         0.01   $         0.00
     Extraordinary item                                  0.00             0.00             0.00             0.00
                                               ---------------  ---------------  ---------------  ---------------

             Net income per common share       $         0.02   $         0.00   $         0.01   $         0.00
                                               ===============  ===============  ===============  ===============

Weighted average shares outstanding
      Basic                                            58,415           40,278           58,043           23,792
      Diluted                                          73,777           50,880           76,273           27,691



See  accompanying  notes


================================================================================

FORM 10-QSB                                                   SEPTEMBER 30, 2000
================================================================================

                                                      POSITRON CORPORATION
                                                STATEMENT OF STOCKHOLDERS' EQUITY
                                          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                                         (IN THOUSANDS)
                                                          (UNAUDITED)


                         Series  A
                      Preferred  Stock                           Additional  Unissued     Sub-       Accum-
                    --------------------      Common  Stock       Paid-In    Common    scription     ulated    Treasury
                      Shares     Amount     Shares     Amount     Capital     Stock    Receivable    Deficit     Stock     Total
                    ----------  --------  ----------  ---------  ----------  -------  ------------  ---------  ----------  ------
Balance at
   December 31,
   1999                   981   $   981       57,535  $     575  $   53,917  $    --  $       (30)  $(51,075)  $     (15)  $4,353
Net Income                                                                                             1,069                1,069
Conversion of
   debt to equity                                434          5         294                                                   299
Sale of common
   stock                                                                         150                                          150
Conversion of
   preferred stock
   into common
   stock                 (433)     (433)         433          4         429                                                    --
Issuance of
   common stock
   for services                                  116          1          34                                                    35
                    ----------  --------  ----------  ---------  ----------  -------  ------------  ---------  ----------  ------
Balance at Sept
   30, 2000               548   $   548       58,518  $     585  $   54,674  $   150  $       (30)  $(50,006)  $     (15)  $5,906
                    ==========  ========  ==========  =========  ==========  =======  ============  =========  ==========  ======


================================================================================

FORM 10-QSB                                                   SEPTEMBER 30, 2000
================================================================================

                                               POSITRON CORPORATION
                                        CONDENSED STATEMENTS OF CASH FLOWS
                                                  (IN THOUSANDS)
                                                   (UNAUDITED)



                                                                                         Nine Months Ended
                                                                                 -------------------------------
                                                                                  Sept 30, 2000    Sept 30, 1999
                                                                                 ---------------  ---------------


Cash flows from operating activities:
    Net income                                                                   $        1,069   $          108
    Adjustment to reconcile net income to net cash used in operating activities
        Extraordinary gain on forgiveness of debt                                          (192)            (143)
        Depreciation expense                                                                 60               13
        Common stock issued as compensation for services                                     35               --
        Change in operating assets and liabilities
            Increase in accounts receivable                                                (863)            (111)
            Decrease (increase) in inventories                                           (1,845)            (245)
            Decrease (increase) in prepaid expenses                                          97              (45)
            Increase in other current assets                                               (215)             (30)
            Decrease in accounts payable and accrued liabilities                         (1,286)          (1,017)
            Decrease in other liabilities                                                   (17)             (68)
            Decrease in unearned revenue                                                    (79)             (17)
                                                                                 ---------------  ---------------

           Net cash used in operating activities                                         (3,236)          (1,555)

Cash flows from investing activities:
      Capital expenditures                                                                 (186)              --
                                                                                 ---------------  ---------------
           Net cash used in investing activities                                           (186)              --
                                                                                 ---------------  ---------------
Cash flows from financing activities:
      Repayment of notes payable                                                             --           (1,249)
      Proceeds from sale of common stock                                                    150           11,402
                                                                                 ---------------  ---------------
           Net cash provided by financing activities                                        150           10,153
                                                                                 ---------------  ---------------
Net increase (decrease) in cash and cash equivalents                                     (3,272)           8,598

Cash and cash equivalents, beginning of period                                            7,180                8
                                                                                 ---------------  ---------------
Cash and cash equivalents, end of period                                         $        3,908   $        8,606
                                                                                 ===============  ===============

                             See accompanying notes
================================================================================

                              POSITRON CORPORATION
                     SELECTED NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION
     ---------------------

     The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's Annual Report of Form 10-KSB for the year ended December 31, 1999. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year ended December 31, 1999, as reported in the Form 10-KSB, have been omitted.

2.   COMPREHENSIVE INCOME
     ---------------------

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

3.   EARNINGS PER SHARE
     ------------------

     Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The convertible preferred stock and outstanding stock options and warrants were not included in the computation of diluted earnings per common share for 2000 since it would have resulted in an antidilutive effect.

     The following table sets forth the computation of basic and diluted earnings per share:


                                                      Three Months Ended              Nine Months Ended
                                              --------------------------------  -------------------------------
                                               Sept 30, 2000    Sept 30, 1999    Sept 30, 2000   Sept 30, 1999
                                              ---------------  ---------------  --------------  ---------------
                                                       (In Thousands)                   (In Thousands)

  Numerator:
    Basic and diluted income
       Before extraordinary item              $         1,346  $         (115)  $          877  $          (35)
       Extraordinary item                                 192             143              192             143
                                              ---------------  ---------------  --------------  ---------------
          Net income                          $         1,538  $           28   $        1,069  $          108
                                              ===============  ===============  ==============  ===============


================================================================================
                                      -8-

FORM 10-QSB                                                   SEPTEMBER 30, 2000
================================================================================

  Denominator:
   Denominator for basic earnings per                  58,415          40,278           58,043          23,792
   share-weighted average shares

    Effect of dilutive securities:
        Convertible Series A preferred stock              548             670              657             670
        Dilutive potential common shares               14,814           9,932           17,573           3,229
                                              ---------------  ---------------  --------------  ---------------
    Denominator for diluted earnings per
    share-adjusted weighted average
    shares and assumed conversions                     73,777          50,880           76,273          27,691
                                              ===============  ===============  ==============  ===============

  Basic income per common share
    Before extraordinary item                 $          0.02  $         0.00   $         0.02  $         0.00
    Extraordinary item                                   0.00            0.00             0.00            0.00
                                              ---------------  ---------------  --------------  ---------------
        Net income per common share           $          0.02  $         0.00   $         0.02  $         0.00
                                              ===============  ===============  ==============  ===============

  Diluted income per common share
     Before extraordinary item                $          0.02  $         0.00   $         0.01  $         0.00
     Extraordinary item                                  0.00            0.00             0.00            0.00
                                              ---------------  ---------------  --------------  ---------------
         Net income per common share          $          0.02  $         0.00   $         0.01  $         0.00
                                              ===============  ===============  ==============  ===============


4.   INCOME TAX
     ----------

     The difference between the Federal statutory income tax rate and the Company's effective income tax rate is primarily attributable to increases in valuation allowances for deferred tax assets relating to net operating losses.

5.   OPERATING RESULTS
     -----------------

     The operating results for the three and nine month periods ended September 30, 2000 include income of $1,192,000 related to the reversal of warranty reserves that arose in previous years. These warranty reserves were eliminated due to settlement of remaining warranty obligations with two customers.

     The 2000 operating results also include a $580,000 bad debt recovery from a customer.

     Extraordinary income includes gains of $192,000 and $143,000 related to the extinguishment of debt in the periods ended September 30, 2000 and 1999, respectively.

6.   LEGAL PROCEEDINGS
     -----------------

     On September 26, 2000 a complaint was filed against the Company in Colorado state court by ProFutures Capital Bridge Fund, L.P. for declaratory relief and breach of contract regarding the number of shares of common stock which may be purchased upon exercise of the plaintiff's 1,500,000 common stock purchase warrants. The warrants contain certain price adjustments and anti-dilution provisions. The plaintiff claims that the warrants entitle it to purchase at least 4,867,571 shares of common stock. The plaintiff also claims that the Company failed to register the proper number of shares underlying its warrants. The Company believes the complaint is without merit and intends to vigorously defend.

FORM  10-QSB                                                SEPTEMBER  30,  2000
================================================================================

ITEM  2

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

The Company is including the following cautionary statement in this Quarterly Report on Form 10-QSB to make applicable and utilize the safe harbor provision of the Private Securities Litigation Reform Act of 1995 regarding any forward-looking statements made by, or on behalf of, the Company.
Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectation, beliefs or projections will result, or be achieved, or be accomplished.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000
--------------------------------------------------------------------------------
&  1999
-------

We generated income of $1,538,000 for the three months ended September 30, 2000 compared to income of $28,000 for the three months ended September 30, 1999. Income in the current quarter was primarily the result of a $1,192,000 gain attributed to the reversal of warranty reserve.

We generated revenue of $3,000,000 during the three months ended September 30, 2000 on three system sales versus no system sales revenue for the same period in 1999. In addition, service and component sales revenue decreased $13,000 to $372,000 in 2000 from $385,000 during the same period in 1999. Service revenue decreases are attributable to normal fluctuations in service.

Our gross profit for the three months ended September 30, 2000 increased $219,000 to $433,000 compared to $214,000 for the same quarter in 1999. This increase was primarily due to the sale of three systems during the quarter ended September 30, 2000.

Total operating expense increased $541,000 to $925,000 for the three months ended September 30, 2000 from $384,000 for the same three months in 1999. The increase results primarily from significant staff additions and related operating expenditures in all areas as we went back into full operation and production.

Interest income was $66,000 for the three months ended September 30, 2000 as compared to interest income of $55,000 for the same three months in 1999. Investment interest has been earned on proceeds of the equity funding in August of 1999.

A $580,000 bad debt recovery occurred during the three month period ended September 30, 2000 compared to none in the same period in 1999. Income included an extraordinary gain resulting from the extinguishment of debt of $192,000 in the quarter ended September 30, 2000 versus $143,000 in the same quarter in 1999.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 &
--------------------------------------------------------------------------------
1999
----

We generated income of $1,069,000 for the nine months ended September 30, 2000 compared to income of $108,000 for the nine months ended September 30, 1999. Our current year income was primarily the result of a $1,192,000 gain attributed to the reversal of warranty reserve.

We generated revenue of $5,000,000 during the nine months ended September 30, 2000 on the sale of five systems versus no system sales revenue for the same period in 1999. We received $13,000 in upgrade revenue during 2000 versus $137,000 for the nine months ended September 30, 1999. In addition, service and component sales revenue decreased $6,000 to $1,082,000 in 2000 from $1,088,000 during the same period in 1999. The decrease in service revenue is attributable to normal fluctuations in service.

Our gross profit for the nine months ended September 30, 2000 increased $786,000 to $1,545,000 compared to $759,000 for the same nine months in 1999. This increase was primarily due to the sale of five systems during the nine months ended September 30, 2000.

Total operating expense increased $1,906,000 to $2,655,000 for the nine months ended September 30, 2000 from $749,000 for the same period in 1999. The increase results primarily from significant staff additions and related operating expenditures in all areas as we went back into full operation and production.

Interest income was $215,000 for the nine months ended September 30, 2000 as compared to interest income of $55,000 for the same nine months in 1999, due primarily to the investment interest earned on proceeds of equity funding from August of 1999. During the first eight months of 1999, interest expense of $100,000 was paid on the Imatron and Uro-Tech loans.

A $580,000 bad debt recovery occurred during the nine month period ended September 30, 2000 compared to none in the same period in 1999. Income included an extraordinary gain resulting from the extinguishment of debt of $192,000 in the nine month period ended September 30, 2000 versus $143,000 in the same nine month period in 1999.

FINANCIAL  CONDITION
--------------------

As a result of the equity funding in August 1999, we began hiring personnel and incurring increasing operating expenses as we resumed full operation and production. Our return to full operation resulted in the sale of five systems in 2000, but also resulted in increased overhead and operating expenses.

Despite the sale of the five systems, we have previously been unable to sell our POSICAM (TM) systems in sufficient quantities to be profitable and there is no guarantee that we will reach a system sales level that will generate profits on a consistent basis. Consequently, we have sustained substantial accumulated losses. Due to the sizeable selling prices of our systems and the limited number of systems sold or placed in service each year, our revenues have fluctuated significantly year-to-year. We have an accumulated deficit of $50,006,000 at September 30, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                POSITRON  CORPORATION
                                                (Registrant)

Date: November 21, 2000                 /s/  Gary H. Brooks
                                        -----------------------------
                                        Gary H. Brooks
                                        President
                                        (Duly  Authorized  Officer  and
                                        Principal Accounting Officer)

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